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February 11, 2020

Via EDGAR, Email and Courier

Perry J. Hindin
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Enzo Biochem, Inc.
Preliminary Proxy Statement filed on January 31, 2020
Definitive Additional Materials filed on February 7, 2020
Definitive Additional Materials filed on January 29, 2020
Definitive Additional Materials filed on January 8, 2020
File No. 001-09974

Dear Mr. Hindin:

On behalf of our client, Enzo Biochem, Inc., a New York corporation (the “Company” or “we”), set forth below are our responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 7, 2020, with respect to the preliminary proxy statement on Schedule 14A filed with the Commission on January 31, 2020 and the definitive additional materials filed on January 8, 2020, January 29, 2020 and February 7, 2020, File No. 001-09974.

Concurrently with the submission of this letter, we have publicly filed a revised preliminary proxy supplement (the “Revised Preliminary Proxy Supplement”) on Schedule 14A.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions in our responses correspond to the Revised Preliminary Proxy Supplement unless otherwise specified. Capitalized terms used in this response letter, but not defined herein, have the meanings given to them in the Revised Preliminary Proxy Supplement.

Preliminary Proxy Statement Supplement filed January 31, 2020

General

1.	We note disclosure on page 50 of the Company’s definitive proxy statement filed on December 5, 2019 that “…the Board reserves the right to adjourn or postpone the Annual Meeting for failure to obtain a quorum, for legitimate scheduling purposes or based on other circumstances that, in the Board’s belief, would cause such adjournments or postponements to be in the best interests of all Enzo shareholders” (emphasis added). With a view towards disclosure, please explain the difference between adjourning an annual meeting and postponing an annual meeting, describe what procedural requirements, if any, apply in order to (1) adjourn an annual meeting or (2) postpone an annual meeting and which term – adjourn or postpone – applies to the Company’s reference in its January 28, 2020 press release (filed on January 29, 2020 as Definitive Additional Materials under the cover of Schedule 14A) to “delay[ing]” the meeting until February 25. Please also advise whether the board can unilaterally postpone, adjourn or delay an annual meeting. Also disclose the consequences of adjourning a meeting as opposed to postponing or delaying a meeting under New York law and the Company’s governing documents. For example, please advise whether postponing or delaying the meeting would have required the Company to (1) reopen the advance notice window and allow parties to submit new proposals and (2) provide new notice to shareholders. Finally, please advise whether, under New York law and the Company’s governing documents, and assuming sufficient shares were represented at the meeting such that quorum could have been established, the Board could have unilaterally adjourned the meeting (1) without a shareholder vote or (2) if holders of the majority of shares present in person or by proxy at the annual meeting objected to such adjournment.

United States Securities and Exchange Commission
Division of Corporation Finance
February 11, 2020

Response: The Company respectfully acknowledges the Staff’s comment.

Taking into account direct feedback received following significant investor outreach and engagement with its top shareholders, the Company made a series of changes to the agenda for the 2019 Annual Meeting of Shareholders (the “Annual Meeting”), including adding a proposal to amend the By-Laws to increase the size of the Company’s board of directors (the “Board”) from five to six directors and to provide the Board discretion to further increase the size of the Board to seven. In the Company’s January 28, 2020 press release (filed on January 29, 2020 as Definitive Additional Materials under the cover of Schedule 14A), the Company stated that, in order to allow shareholders sufficient time to review proxy materials related to such material changes in the agenda of the Annual Meeting, it would “delay” the Annual Meeting until February 25. No final decision had been made regarding as to the legal method for delaying the Annual Meeting at the time the press release was issued on January 28, 2020.

The term “delay” can and is frequently used to refer to both adjournments and postponements of a shareholder meeting:

“Public companies that are seeking stockholder approval [ ] have sometimes found it desirable to delay a previously scheduled meeting of stockholders. The company may wish to provide stockholders with additional time to consider new information … Adjournment is the most traditional, and most accepted, method to delay a stockholder vote. In an adjournment, the meeting is convened without taking a stockholder vote, but then reconvened at a later time and date. However, a stockholder meeting also can be postponed … In a postponement, the previously scheduled stockholder meeting is not convened, but is delayed to a subsequent time and date.1

1 Lois Herzeca and Eduardo Gallardo, “Delaying Judgment Day: How to Defer Stockholder Votes in Contested M&A Transactions”, Insights: The Corporate & Securities Law Advisor, vol. 26, no. 3 (March 2012) at 1 (emphasis added).

United States Securities and Exchange Commission
Division of Corporation Finance
February 11, 2020

While no final decision between the two methods had been made at the time the press release was issued on January 28, 2020, the Company believes that the consequences of adjourning a meeting as opposed to postponing or delaying a meeting may differ in several respects under New York law and the Company’s governing documents. For purposes of determining the shareholders entitled to notice of or to vote at any meeting of shareholders or any adjournment thereof, NY BCL § 604(a) requires that the record date be set no more than sixty days before the date of such meeting. As clarified by NY BCL § 604(c), “[w]hen a determination of shareholders of record entitled to notice of or to vote at any meeting of shareholders has been made as provided in this section, such determination shall apply to any adjournment thereof.” Thus, even though the meeting was delayed beyond sixty days from the record date of December 3, 2019, the Company would not be required to reset the record date upon adjournment of the meeting. Furthermore, under both NY BCL § 605(b) and under the Company’s By-Laws, unless the Board fixes a new record date for the adjourned meeting, adjournment of a meeting does not require the Company to reopen the advance notice window or provide new notice to shareholders. However, if the meeting were postponed rather than adjourned, the Company would be required to set a new record date not more than 60 days prior to February 25, 2020 and provide new notice to shareholders. Lastly, Article I, Section 1 of the By-Laws provides that the Company shall hold the annual shareholder meeting in January and in the event the Company doesn’t do so, directs the Company to call a special meeting in lieu of the annual meeting.

Following issuance of the press release on January 28, 2020, the Board considered the burden to shareholders that would result from setting a new record date for the meeting. Namely, shareholders of record on December 3, 2019 could become inadvertently disenfranchised if a new record date were set. In addition, a change in record date could create a perception that the Board intended to disenfranchise shareholders, even though this was not the case. As a result, and given that many shareholders have already submitted proxies and voted on the matters to be presented at the Annual Meeting, the Board determined it would be best to adjourn the meeting and leave the record date unaffected by the delay. Moreover, under Article I, Section 1 of the By-Laws, a postponement beyond January 31, 2020, would have required the Board to call a special meeting in lieu of the annual meeting; the Board was concerned that complying with this highly unusual provision would have caused tremendous confusion among shareholders.

In response to the Staff’s questions concerning the Board’s ability to unilaterally adjourn the meeting assuming quorum could have been established, the Company respectfully informs the Staff a quorum was not, in fact, established at the meeting held on January 31, 2020 and that no shareholder present at the meeting objected to adjournment of the meeting. Either way, the Board has the power to unilaterally adjourn a shareholder meeting. Article I, Section 7 the By-Laws provides that the Chairman of the Board is the chairman of the meeting: “At each meeting of the shareholders of the Corporation, the Chairman of the Board, or in his absence or inability to act, the Vice Chairman of the Board, or in the absence or inability to act of the Chairman of the Board and the Vice Chairman of the Board, the President, or in the absence or inability to act of the Chairman of the Board, the Vice Chairman of the Board and the President, a Vice President, or in the absence of all of the foregoing, any person chosen by a majority of those shareholders present, shall act as chairman of the meeting.” Moreover, Article I, Section 8 of the By-Laws provides that the chairman of the meeting determines the order of business at all meetings: “Order of Business. The order of business at all meetings of the shareholders shall be as determined by the chairman of the meeting.” Consequently, the chairman of the meeting has the express power under the By-Laws, after convening the meeting, to determine that a meeting be adjourned without conducting any business for some time period before reconvening the meeting to conduct the remaining business. This power was also exercised in an equitable manner. In Mercier v. Inter-Tel (Delaware), Inc. a 2007 case before the Delaware Court of Chancery on the matter of a delay of a shareholder vote, Vice Chancellor Leo E. Strine, Jr. stated that “directors may reschedule a stockholders meeting where,” among other factors, the directors “believe that the [proposal] is in the best interests of the stockholders … want more time to communicate with and provide information to the stockholders before the stockholders vote … and [ ] reschedule the meeting within a reasonable time period and do not preclude or coerce the stockholders from freely deciding…”2 In such circumstances, “when directors believe that measures are in the stockholders’ best interests, they have a fiduciary duty to pursue the implementation of those measures in an efficient fashion.”3 Given the changes to the agenda, the Board believed that delaying the Annual Meeting was in the best interests of shareholders and did so in the exercise of its fiduciary duties.

2 Mercier v. Inter-Tel (Delaware), Inc., C.A. No. 2226-VCS, mem. op. (Del. Ch. Aug. 14, 2007) at 1.

3 Id. at 42.

United States Securities and Exchange Commission
Division of Corporation Finance
February 11, 2020

2.	Please advise us what date the Company had notified Broadridge that the annual meeting date was moved to February 25, 2020.

Response: The Company respectfully clarifies that it did not advise Broadridge that the “annual meeting was moved” (emphasis added). Rather, on January 29, 2020, the Company’s proxy solicitor, Kingsdale Advisors, notified Broadridge that the annual meeting date would be adjourned to February 25, 2020. Please find enclosed a copy of the January 29, 2020 email from Kingsdale Advisors to Broadridge, informing it about this change.

3.	With a view towards disclosure, please advise why, given the disclosure in the January 28, 2020 press release (filed on January 29, 2020 as Definitive Additional Materials under the cover of Schedule 14A) that the Company was delaying the annual meeting until February 25, 2020, the Company determined it necessary to hold the January 31 meeting in order to immediately adjourn to February 25, as opposed to simply postponing the meeting until February 25 without holding a meeting on January 31. Include in such response a discussion of any applicable requirements under New York law or the Company’s governing documents that obligated the Company to hold the January 31 meeting followed by an immediate adjournment as opposed to simply postponing the meeting without any further action of the Company. Please also indicate if (1) any shareholders other than the Company’s directors, executive officers, employees, their affiliates or any of their family members were in attendance at the January 31 meeting, and (2) quorum was established.

United States Securities and Exchange Commission
Division of Corporation Finance
February 11, 2020

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the Company determined it necessary to hold the January 31 meeting in order to immediately adjourn to February 25, as opposed to simply postponing the meeting until February 25 without holding a meeting on January 31, due to the same considerations described in response to the Staff’s first comment above.

The Company respectfully informs the Staff that a quorum was not achieved at the meeting held on January 31, 2020 and other than the Company’s directors, executive officers, employees, their affiliates or any of their family members, two shareholders were in attendance at the January 31 meeting.

4.	Please provide us on a supplemental basis a copy of the Company’s Certificate of Incorporation, including all amendments thereto, including:

•	the Certificate of Incorporation
•	Certificate of Incorporation, as amended on March 17, 1980[4]
•	Certificate of Amendment of the Certificate of Incorporation as amended on June
•	16, 1981[5]; and
•	Certificate of Amendment to the Certificate of Incorporation as of July 22, 1988.

Response: The Company respectfully acknowledges the Staff’s comment and has enclosed copies of the requested documents to accompany this letter.

Letter to Shareholders

5.	Disclosure here and in the Notice to Shareholders indicates that “[i]f you have already voted on the previously distributed white proxy card and you do not submit a GOLD proxy card or voting instruction form, your previously submitted proxy or voting instruction form will still be voted at the Annual Meeting.” Please supplement the disclosure in these locations to indicate the same applies with respect to a previously submitted blue proxy card provided by Harbert.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Supplement accordingly.

6.	Disclosure in the letter to shareholders (page 3) indicates that “[w]hile the Board makes no recommendation on the election of the Harbert Nominees as Class II Directors, the Board is not nominating any opposing candidates, essentially assuring the election of the Harbert Nominees…” Similar disclosure appears in the Notice of Annual Meeting (page 6) and on pages 7, 10, 17 and 22. Please revise the disclosure in each of these locations to indicate that (1) shareholders voting the GOLD proxy card will be unable to cast a vote with respect to the election of the Harbert Nominees and (2) if shareholders wish to vote for the Harbert Nominees, they must use a blue proxy card sent to them by Harbert.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Supplement accordingly.

4 The Certificate of Amendment is dated March 13, 1980 (not 17).

5 The Certificate of Amendment is dated June 3, 1981 (not July 16).

United States Securities and Exchange Commission
Division of Corporation Finance
February 11, 2020

Background and Overview, page 9

7.	Disclosure on page 10 indicates that “[t]he GOLD proxy card enclosed with this Second Supplement differs from the proxy cards previously furnished to you with the Proxy Statement and First Supplement in that the enclosed GOLD proxy card reflects the new proposals, the updated order for all of the proposals and the Company’s revised slate of director nominees.” Please supplement the disclosure both here and in the locations referenced in the preceding comment to clarify how proposals from earlier white or blue cards will be counted to the extent they either were numbered differently or pertained to a proposal that is no longer on the gold card. For example, but without limitation, disclose:

•	whether a white proxy card that specified a voting choice for Messrs. Weiner and/or Hanna will be counted with respect to that particular proposal and any of the remaining proposals;
•	whether a white proxy card that cast a vote for Weiner as a Class I director will be counted as a vote cast for Weiner as a Class III director, in the event that proposal 1 on the Gold card receives the necessary shareholder approval; and
•	whether the blue proxy cards provided by Harbert and voted by shareholders in favor of the Harbert Nominees will still be counted notwithstanding that (1) the proposal has been redesignated as proposal 2 on the Gold card or (2) Harbert may circulate revised proxy cards to reflect the changes made to the Company’s proxy card.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Supplement accordingly.

8.	Disclose who will officially count the votes cast at the meeting, what instructions, if any, they have received or will receive from the Company with respect to how prior white and blue proxy cards will be counted and whether proxies will be available for inspection by Harbert following the Company’s initial determination of the outcome of the election.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Supplement accordingly.

Supplemental Disclosure – Background of the Solicitation, page 11

9.	Please update this section to reflect that on January 28, 2020, the Company issued a press release announcing that it had delayed the annual meeting until February 25, 2020.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Supplement accordingly.

United States Securities and Exchange Commission
Division of Corporation Finance
February 11, 2020

What vote is required for the By-Law Amendment to pass? Page 12

10.	We note the disclosure that “[t]he amendment to fix the size of the Board was inadvertently added to Article II, Section 2 of the By-Laws, which is a section whose amendment requires a supermajority vote of shareholders per the Company’s certificate of incorporation (as amended, the “Charter”), rather than in Article II, Section 9 of the By-Laws” (emphasis added). Please disclose the basis on which the conclusion was made that the amendment was inadvertently added to the wrong section and when this determination was made.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that this conclusion was made on the basis of certain events that occurred over the course of the Company’s history, which have now been disclosed more fully in the Revised Preliminary Proxy Supplement as described herein.

Upon the Company’s IPO in 1980, the By-Laws provided in Article II, Section 2 of the By-Laws (“Article II Section 2”) as follows:

“Number, Qualifications, Election and Term of Office. The number of directors of the Corporation shall be fixed from time to time by the vote of a majority of the entire Board then in office and the number thereof may thereafter by like vote be increased or decreased to such greater or lesser number (not less than three) as may be so provided, subject to the provisions of Section 11 of this Article II. […]”

In 1988, shareholders approved certain amendments to Article II, Section 2 that eliminated the language regarding the size of the Board as follows:

“~~Number, Qualifications,~~ Election and Terms ~~Term of Office~~. ~~The number of directors of the Corporation shall be fixed from time to time by the vote of a majority of the entire Board then in office and the number thereof may thereafter by like vote be increased or decreased to such greater or lesser number (not less than three) as may be so provided, subject to the provisions of Section 11 of this Article II.~~ […]”

Following the 1988 amendments to the By-Laws, Article II Section 2 no longer contained any provision regarding the size of the Board. The full text of Article II, Section 2 following the 1988 amendment is as follows:

“Election and Terms. The directors, other than those who may be elected by the holders of any class or series of stock having a preference over another class or series of stock as to dividends or upon liquidation, shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, as determined by the Board, one class to be originally elected for a term expiring at the annual meeting of shareholders to be held in 1989, another class to be originally elected for a term expiring at the annual meeting of shareholders to be held in 1990, and another class to be originally elected for a term expiring at the annual meeting of shareholders to be held in 1991, with each class to hold office until its successor is elected and qualified. At each annual meeting of the shareholders of the Corporation, the successors of the class of directors whose term expires at the meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election.”

United States Securities and Exchange Commission
Division of Corporation Finance
February 11, 2020

Moreover, in 1988 the shareholders approved certain amendments to the Charter, requiring that any further amendment to Article II Section 2 require the approval of shares representing 80% of the Company’s outstanding shares.

Since the amendments in 1988, no further amendments to Article II Section 2 were approved by the shareholders. The Board took action to unilaterally amend Article II Section 2 in 2010 and 2013. However, these amendments conflict with the 80% supermajority shareholder approval requirement contained in the Charter. Under NY BCL § 601(b), the Charter of the Company trumps the By-Laws. Because each of these actions were in direct violation of the Charter, both the 2010 and 2013 amendments to Article II Section 2 had no legal effect. As a consequence of the foregoing, Article II Section 2 has remained, in fact, unchanged since the 1988 amendments. Therefore, the By-Laws do not speak to the size of the Board anywhere.

The Company’s outside counsel, Sidley Austin LLP, arrived at this determination on January 25, 2020 after Harbert’s counsel raised the issue during settlement discussions a few days earlier, on January 23, 2020. The Company was unaware of this error until that time.

11.	Refer to the preceding comment. Separately provide us with an opinion of New York counsel that addresses under applicable New York state law the legal basis for the conclusion that the supermajority standard does not apply, notwithstanding clear language in Article 10 of the Certificate of Amendment to the Certificate of Incorporation of the Company, filed with the New York Department of State on July 22, 1988, which appears to provide that:

“Article II, Section…2…of the By-Laws shall not be altered, amended, or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of (i) the holders of at least 80% of the voting power of the then outstanding shares or stock entitled to vote generally in the election of directors, voting together as a single class, and (ii) a majority of such shares beneficially owned by persons not affiliated with an Interested Shareholder…”

Response: The Company respectfully acknowledges the Staff’s comment. In the opinion of the undersigned, a member of the New York Bar, the supermajority standard does not apply to the proposed amendments to the By-Laws in Proposal 1. In reaching this opinion, I have reviewed each version of the Company’s Charter and By-Laws in effect since the time of the Company’s initial public offering in 1980. As described in the response to comment #10 above, the corrected version of the By-Laws does not speak to the size of the Board anywhere. Therefore, the Board is free to propose an amendment to the By-Laws that would add language regarding the size of the Board to any section of the By-Laws as long as the amendment of such section does not require a supermajority approval by the shareholders under the Charter. In Proposal 1, the Board proposes an amendment to Article II, Section 9 of the By-Laws, and the Charter does not require a supermajority approval by the shareholders for amendments to that section.

United States Securities and Exchange Commission
Division of Corporation Finance
February 11, 2020

12.	Refer to the preceding comment. Please supplement the disclosure in this Q & A as well as the disclosure on page 13 (“Proposal 1”) to indicate how proposal 2, providing for the addition of a provision to Article II, Section 9 of the By-laws to fix the size of the Board at six directors with discretion to decrease it to five or increase it to seven directors, if adopted, would be compatible with Article II, Section 2 of the By-laws, which fixes the size of the board at five directors. Disclose the consequences of these two conflicting By-laws and the legal basis for concluding that Article II, Section 9 of the By-Laws will be the controlling provision.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Supplement accordingly.

Proposal 1 – Approval of the Amendment to the By-Laws…, page 13

13.	Disclosure in this section indicates that “…the Board intends to appoint a new, highly qualified independent director to join the Board in the near future.” Please expand this statement to (1) clarify with greater specificity when the Board intends to make such appointment and (2) indicate who has the power to make such appointment and the director voting standard, if any, to the extent a vote of the directors is required to make such appointment.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Supplement accordingly.

14.	Disclosure in this section also indicates that “[t]he Board proposes and recommends that shareholders approve an amendment to the By-Laws to increase the maximum number of directors on the Board to six and provide that the Board will have discretion to increase or decrease the size of the Board within the range of five and seven directors.” Please expand this disclosure to indicate, if this proposal is approved, who will have the power to reduce the size of the board to five directors. Also disclose the director votes needed to reduce the size to five directors if (1) the board has six directors or (2) the board has seven directors.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Supplement accordingly.

United States Securities and Exchange Commission
Division of Corporation Finance
February 11, 2020

15.	Refer to the preceding comment. If the board size was set at six, please disclose the vote needed to reduce the board size to five directors. Also disclose the consequences of such a vote if it were evenly split for and against such reduction.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Supplement accordingly.

16.	Please supplement the disclosure to advise shareholders that a potential consequence of their approval of proposal 1 includes that the board size could be increased to seven, enabling a majority of the board to remove the Harbert Nominees from the board by reducing the board size to five.

Response: The Company respectfully disagrees with the Staff’s conclusion that a potential consequence of approval of Proposal 1 would be to enable a majority of the Board to remove the Harbert Nominees by reducing the size of the Board from seven to five. There is no authority under New York law, nor under the Company’s By-Laws, that would permit directors to remove any of their fellow directors. Pursuant to New York Business Corporation Law § 702(b)(2), “[n]o decrease [of the board size] shall shorten the term of any incumbent director.” Moreover, under New York Business Corporation Law § 706, directors may be removed only by a vote of shareholders, not by fellow directors. Similarly, under Article II, Section 12 of the By-Laws, a director may be removed only with cause and only by “the affirmative vote of (i) 80% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) a majority of such shares beneficially owned by the persons not affiliated with an Interested Shareholder (as defined in Article 14 of the Charter).”

Proposal 2 – Election of Class II Directors, page 14

17.	Disclosure in the last paragraph on page 14 indicates that “…since the Harbert Nominees have not consented to be named in the Company’s proxy statement, shareholders voting the GOLD proxy card may not vote on the election of the Harbert Nominees.” Please supplement this disclosure to indicate that if a shareholder wishes to vote for the Harbert Nominees, they must use a blue proxy card sent to the shareholder by Harbert.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the Revised Preliminary Proxy Supplement accordingly.

Proxy Card

18.	The second paragraph of the proxy card contains the following disclosure:

“Since the Harbert Nominees have not consented to be named in the Company’s proxy statement and proxy card, this proxy will not be voted on Proposal 2. However, since the Board is not nominating any director candidates to oppose the Harbert Nominees, assuming Harbert or any other shareholder votes for them, both Harbert Nominees will be elected to the Board.”

Please add a sentence that indicates that if a shareholder wishes to vote for the Harbert Nominees, they must use a proxy card sent to the shareholder by Harbert.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the proxy card accordingly.

United States Securities and Exchange Commission
Division of Corporation Finance
February 11, 2020

19.	Please revise proposal 2 on the card (“Election of two Class II Directors”) to specifically note that (1) the card will not be voted for proposal 2, and (2) if a shareholder wishes to vote for the Harbert Nominees, they must use a proxy card sent to the shareholder by Harbert.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the proxy card accordingly.

Definitive Additional Materials filed on February 7, 2020

20.	This press release states that “[t]his reveals what we have previously stated is Harbert’s true aim: to take effective control of the Company regardless of the desires of Enzo’s other shareholders.” Given that Harbert is seeking only two of five board seats, there appears to be no basis for this statement. Please refrain from making this statement in the future and avoid making any statements for which no reasonable basis exists.

Response: The Company acknowledges the prohibition against making any statements for which no reasonable basis exists and will continue to refrain from doing so in the future. However, the Company respectfully disagrees with the Staff’s conclusion that there is no reasonable basis for this statement. In making this statement, the Company was referring to Harbert’s ultimate goal, which the Company believes, based on the facts and circumstances of its interactions with Harbert during settlement discussions and Harbert’s public statements relating to the Company’s revised proposals, is to obtain control of the Board over the course of the next year or two.

Definitive Additional Materials filed January 8, 2020

21.	On slides 8 and 58 of the Company’s shareholder presentation filed under the cover of Schedule 14A on January 8, 2020, the Company states that “Harbert has an alleged criminal history in New York, whereas Enzo has close relationships with regulators in New York…” (emphasis added). Such statement directly impugns the character, integrity and reputation of Harbert without any factual foundation. It is our understanding that there has been no such allegation made against Harbert. Please do not use these or similar statements in any soliciting materials without providing a proper factual foundation for the statements. In addition, as to matters for which the filing persons do have a proper factual foundation, please avoid making statements about those matters that go beyond the scope of what is reasonably supported by the factual foundation. Please refer to Note (b) to Rule 14a-9.

Response: The Company respectfully acknowledges the misstatement and informs the Staff that it took corrective action. To correct its error, the Company reached an agreement with Harbert pursuant to which the Company refiled a corrected version of the shareholder presentation on Form 8-K/A and DEFA14A on January 17, 2020. Unfortunately, due to a technical issue of the Company’s filing agent, the corrections were processed only at the graphic level and not with respect to the underlying text beneath such graphics. Therefore, the filings contain certain references to the same misstatement the Company was seeking to correct. While the Company worked with its filing agent to seek to remedy the issue, the filing had already been submitted to EDGAR and could not be retracted. The Company has separately written to the Staff in its letter dated February 10, 2020 to request that the filing be deleted from EDGAR.

United States Securities and Exchange Commission
Division of Corporation Finance
February 11, 2020

*     *     *     *     *

Please direct any questions that you may have with respect to the foregoing or any requests for supplemental information by the Staff to Kai Haakon E. Liekefett at (212) 839-8744.

Very truly yours,

SIDLEY AUSTIN LLP

By:	/s/ Kai Haakon E. Liekefett
Name:	Kai Haakon E. Liekefett

cc:	Dr. Elazar Rabbani, Ph.D.
Chairman of the Board, Chief Executive Officer, and Secretary
Enzo Biochem, Inc.

From:	Lydia Mulyk <lmulyk@kingsdaleadvisors.com>
Sent:	Thursday, February 6, 2020 10:54 AM
To:	Liekefett, Kai H.E.; Zaba, Derek
Cc:	Michael Fein
Subject:	FW: Enzo Biochem Adjournment Date- 2.25.20

Kai and Derek,

Below please find the correspondence with Broadridge on ENZ stating that the meeting will be adjourned (not has been adjourned) to 2.25.20.

Lydia

Lydia Mulyk
Vice President
Kingsdale Advisors, US

Phone: 646-651-1644 | Mobile: 718-578-7259
Fax: + 1 416-867-2271 | www.kingsdaleadvisors.com
745 Fifth Avenue | Suite 500 | New York | NY | 10151

Follow Us!

From: BSG Special Processing <SpecialProcessing@broadridge.com>
Sent: Wednesday, January 29, 2020 1:49 PM

To: Lydia Mulyk <lmulyk@kingsdaleadvisors.com>; BSG Special Processing <SpecialProcessing@broadridge.com>
Cc: KA - Enzo <KA-Enzo@kingsdaleadvisors.com>
Subject: RE: Enzo Biochem Adjournment Date- 2.25.20

This message originated from outside your organization

Hi Lydia,

Thank you.

Thank you,

Patrick Merkel | Senior Client Service Representative, Special Processing | Broadridge Financial Solutions, Inc.
51 Mercedes Way | Edgewood, NY 11717 | USA | p +1 631-254-7067 option 4 |

broadridge.com

1

From: Lydia Mulyk [mailto:lmulyk@kingsdaleadvisors.com]
Sent: Wednesday, January 29, 2020 1:48 PM

To: BSG Special Processing <SpecialProcessing@broadridge.com>
Cc: KA - Enzo <KA-Enzo@kingsdaleadvisors.com>
Subject: Enzo Biochem Adjournment Date- 2.25.20

EXTERNAL EMAIL

As a follow-up to our conversation, the Enzo Biochem 2019 Annual Meeting will be adjourned to February 25th 2020.

Link to the release with the new date:

https://www.businesswire.com/news/home/20200128005850/en/Enzo-Biochem-Proposes-Increase-Size-Board-Appoint

Once we have a working draft of our proxy card we will send to you for VIF set up. Please note that we will want the new proxy card to be “GOLD.”

Please reply back confirming receipt of this notification.

Lydia Mulyk
Vice President
Kingsdale Advisors, US

Phone: 646-651-1644 | Mobile: 718-578-7259
Fax: + 1 416-867-2271 | www.kingsdaleadvisors.com
745 Fifth Avenue | Suite 500 | New York | NY | 10151

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EXHIBIT 4.1

CERTIFICATE OF INCORPORATION

OF

ENZO BIOCHEM, INC.

Under Section 402 of the Business Corporation Law

1.	The name of the Corporation is:

ENZO BIOCHEM, INC.

2.	The purposes for which the Corporation is formed are:

(a)	To manufacture or otherwise produce, purchase, process, compound, prepare, inventory, sell and conduct research relating to all kinds of chemicals, drugs, enzymes, medicines, physicians and surgeon’s supplies and instruments and all accessories, appliances, kits, instruments, and products relating thereto.

(b)	To acquire, lease, manage, operate, develop, subdivide, control, build, erect or maintain any rights or interests in real property of any kind for any commercial, residential or public purposes.

(c)	To conduct a general mercantile and manufacturing business, to operate a laboratory or similar place of research, and to engage in all activities or services incidental or related thereto.

(d)	To manufacture, acquire, sell or otherwise dispose of, and deal in and with, all kinds of personal property.

(e)	To acquire, sell or otherwise dispose of, deal in and with, and grant and obtain rights in respect of, all kinds of intangible property including patent rights, inventions, discoveries, formulae and processes, copyrights, trademarks, trade names and designs.

(f)	To borrow or raise money, to issue securities and other evidences of indebtedness of all kinds and secure their payment by the creation of security interests in any of its property.

(g)	To acquire, sell or transfer its own securities.

(h)	To lend any of its funds, with or without either security or interest.

(i)	To acquire and to sell or otherwise dispose of (a) any interest in the business or assets of any individual, corporation or other entity, and (b) securities and obligations issued or created by any corporation, governmental unit or other entity, and to exercise any rights relating to them.
(j)	To the extent permitted by law, to promote, finance, underwrite or assist, financially or otherwise, and to assume or guarantee the obligations of, any individual, corporation or other entity, in furtherance of its corporate purposes.

(k)	To carry out any of the foregoing purposes as principal or agent, either alone or in association with others.

(l)	To carry on any similar lawful business.

The listing of these purposes is not to imply any limitation on or exclusion of any powers this Corporation may have under New York law now or hereafter in effect.

3.             The office of the Corporation will be in the City of New York, County of New York and State of New York.

4.             The aggregate number of shares which the Corporation is authorized to issue is one-hundred (100) Common Shares of the par value of ten cents (10(cent)) each.

5.             The Secretary of State of New York is designated as the agent of the Corporation upon whom process against it may be served. The Secretary of State shall mail a copy of any process against the Corporation which may be served upon him to the Corporation c/o Elazer Rabbani, 69 Fifth Avenue, New York, New York.

6.             Any action required or permitted to be taken by the Board may be taken without a meeting if all members of the Board consent in writing to the adoption of a resolution authorizing the action and such written consents and resolutions are filed with the minutes of the proceedings of the Board.

7.             The accounting period which the Corporation intends to establish as its first calendar or fiscal year for reporting the franchise tax on business corporations imposed by Article 9-A of the Tax Law shall be from the date of the filing of this certificate until December 31, 1976.

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I affirm under the penalties of perjury that the Statements in this certificate are true.

Dated: August 9, 1976

/s/
EUGENE FARBER
Address:	Eugene Farber 319 East 24th Street New York, New York 10010
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EXHIBIT 4.2

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF ENZO BIOCHEM, INC.

UNDER SECTION 805 OF THE BUSINESS
CORPORATION LAW

WE, the undersigned, ELAZAR RABBANI and BARRY W. WEINER, being respectively the President and Secretary of ENZO BIOCHEM, INC., do hereby certify:

1.           The name of the Corporation is ENZO BIOCHEM, INC.

2.           The Certificate of Incorporation was filed by the Department of State on August 13, 1976.

3.           The Certificate of Incorporation is hereby amended to affect the following changes authorized by the Business Corporation Law:

(A)	To increase the capitalization of the Corporation.

(B)	To change the address to which the Secretary of State shall mail a copy of process against the Corporation served upon him.

(C)	To provide for the indemnification of officers and directors.

(D)	To provide for transactions by the Corporation with its directors.

(E)	To provide for the adoption, amendment or repeal of the By-laws of the Corporation.

(F)	To provide that no holder of shares of the Corporation shall have preemptive rights.

4.           To accomplish the foregoing:

(A)	Article 4 is hereby amended to read as follows:

“4. The aggregate number of shares which the Corporation shall have authority to issue is five million (5,000,000) shares, one ($.01) cent par value, per share, all of which shall be designated Common Stock.”

(B)	Article 5 is hereby amended to read as follows:

“5. The Secretary of State of New York is designated as the agent of the Corporation upon whom process against it may be served. The Secretary of State shall mail a copy of any process against the Corporation which may be served upon him to the Corporation c/o Elazar Rabbani, 300 Park Avenue South, New York, New York 10010.”

(C)	Article 8 is hereby added to read as follows:

“8. The Corporation shall, to the fullest extent permitted by the Business Corporation Law of the State of New York, indemnify any and all persons whom it shall have power to indemnify from and against any and all of the expenses, liabilities or other matter as provided under Article Seven of the Business Corporation Law of the State of New York.”

(D)	Article 9 is hereby added to read as follows:

“9. (a) No contract or other transaction between the Corporation and one or more of its directors, or between the Corporation and any other corporation, firm, association or other entity, in which one or more of its directors are directors or officers, or are financially interested, shall be either void or voidable for this reason alone or by reason alone that such director or directors are present at the meeting of the Board or of a committee thereof, which authorizes such contract or transaction, or that his or their votes counted for such purposes:

(1) If the effect of such common directorship, officership, or financial interest is disclosed or known to the Board or committee, and the Board or committee authorizes such contract or transaction by a vote sufficient for such purpose without counting the vote or votes of such interested director or directors, or against,

(2) If such common directorship, officership or financial interest is disclosed or known to the shareholders entitled to vote thereon, and such contract or transaction is approved by vote of the shareholders. For this purpose, the shares of such interested director or directors shall not be shares entitled to vote; or

(3) If the contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board, a committee or the shareholders.

(b) Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee which approves such contract or transaction.”

(E)	Article 10 is hereby added to read as follows:

“10. The Board of Directors is authorized to alter, repeal or adopt by the By-laws of the Corporation, but any By-law adopted by the Board may be amended or repealed by the shareholders entitled to vote thereon.”
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(F)	Article 11 is hereby added to read as follows:

“11. No holder of any shares of stock of this Corporation shall be entitled as of right to purchase or subscribe for any part of any shares of stock of the Corporation authorized herein or of any additional shares of stock of any class to be issued by reason of any increase of the authorized capital stock of the Corporation, or of any warrants, options or other instruments that shall confer upon the holders thereof the right to subscribe for or purchase or receive from the Corporation any shares of stock of any class which the Corporation may issue or sell, whether or not the same shall be exchangeable for any shares of stock of the Corporation of any class, or to purchase or subscribe for any part of any bonds, certificates of indebtedness, debentures or other securities convertible or exchangeable into shares of stock of any class of the Corporation, or to which shall be attached or appurtenant any options, warrants or other instruments that shall confer upon the holders of such obligations, options, warrants or other instruments the right to subscribe for or purchase or receive from the Corporation any shares of its capital stock of any class or classes now or hereafter authorized, but any shares of stock authorized herein or any such additional authorized issue of any shares of stock or any other securities may be issued and disposed of by the Board of Directors to such persons, firms, corporations or associations, and upon such terms and conditions as the Board of Directors may in their discretion determine, without offering any thereof on the same term or on any terms to the shareholders then of record or to any class of shareholders.”

5.           The 60 shares of Common Stock, par value $.10 presently issued and outstanding shall be changed into 460,000 shares of the Common Stock, $.01 par value, at the rate of 7,666 2/3 shares of new Common Stock for each share of old Common Stock.

6.           The foregoing amendments were authorized by the vote of the holders of a majority of all outstanding shares entitled to vote thereof at a meeting of shareholders held on the 13th day of March 1980.

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IN WITNESS THEREOF, we have signed this Certificate on the 13 day of March 1980 and we affirm the statements contained herein as true under penalty of perjury.

/s/
Elazar Rabbani, President

/s/
Barry W. Weiner, Secretary
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EXHIBIT 4.3

CERTIFICATE OF AMENDMENT
OF THE
CERTIFICATE OF INCORPORATION
OF ENZO BIOCHEM, INC.

UNDER SECTION 805 OF THE BUSINESS
CORPORATION LAW

WE, the undersigned, ELAZAR RABBANI and BARRY W. WEINER, being respectively the President and Secretary of ENZO BIOCHEM, INC., do hereby certify:

1.           The name of the Corporation is ENZO BIOCHEM, INC.

2.           The Certificate of Incorporation was filed by the Department of State on August 13, 1976.

3.           The Certificate of Incorporation is hereby amended to affect the following changes authorized by the Business Corporation Law:

(A)	To increase the capitalization of the Corporation.

(B)	To change the address to which the Secretary of State shall mail a copy of process against the Corporation served upon him.

4.           To accomplish the foregoing:

(A)	Article 4 is hereby amended to read as follows:

“4. The aggregate number of shares which the Corporation shall have authority to issue is five million (30,000,000) shares, one ($.01) cent par value, per share, all of which shall be designated Common Stock.”

(B)	Article 5 is hereby amended to read as follows:

“5. The Secretary of State of New York is designated as the agent of the Corporation upon whom process against it may be served. The Secretary of State shall mail a copy of any process against the Corporation which may be served upon him to the Corporation c/o Elazar Rabbani, 325 Hudson Street, New York, New York 10013.”

5.           The foregoing amendments were authorized by the vote of the holders of a majority of all outstanding shares entitled to vote thereon at a meeting of shareholders held on the 29h day of March 1981.

IN WITNESS THEREOF, we have signed this Certificate on the 3rd day of June 1981 and we affirm the statements contained herein as true under penalty of perjury.

/s/
Elazar Rabbani, President

/s/
Barry W. Weiner, Secretary
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EXHIBIT 4.4

CERTIFICATE OF AMENDMENT OF THE CERTIFICATE OF INCORPORATION

OF ENZO BIOCHEM, INC.

Under Section 805 of the Business Corporation Law

IT IS HEREBY CERTIFIED THAT:

FIRST: The name of the Corporation is ENZO BIOCHEM, INC.

SECOND: The certificate of incorporation was filed by the department of state on the 13th day of August, 1976.

THIRD: The amendments of the certificate of incorporation of the Corporation affected by this certificate of amendment are as follows:

Article 4 of the certificate of incorporation, relating to the authorized capital stock of the Corporation, is hereby amended to increase the presently existing one cent ($.01) par value common stock and to create a new class of preferred stock to read as follows:

“4. The total number of shares of all classes of stock which the Corporation shall have authority to issue is one hundred million (100,000,000) shares, divided into twenty-five million (25,000,000) shares of Preferred Stock of one cent ($.01) par value per share, and seventy-five million (75,000,000) shares of Common Stock of the par value of one cent ($.01) per share. Each share of Common Stock shall be entitled to one vote.

No shareholder shall have a preemptive right to acquire any shares or securities of any class, whether nor or hereafter authorized which may at any time be issued, sold or offered for sale by the Corporation.

The Preferred Stock may be divided into and issued from time to time in one or more series as may be fixed and determined by the Board of Directors. The relative rights and preferences of the Preferred Stock of each series shall be such as shall be stated in any resolution or resolutions adopted by the Board of Directors setting forth the designation of the series and fixing and determining the relative rights and preferences thereof, any such resolution or resolutions being herein called a “Directors’ Resolution.” The Board of Directors is hereby authorized to fix and determine such variations in the designations, preferences, and relative, participating, optional or other special rights (including, without limitation, special voting rights, of conversion into Common Stock or other securities, redemption provisions or sinking fund provisions) as between series and between the Preferred Stock or any series thereof and the Common Stock, and the qualifications, limitations or restrictions of such rights, all as shall be stated in a Directors’ Resolution, and the shares of Preferred Stock or any series thereof may have full or limited voting powers, or be without voting powers, all as shall be stated in a Directors’ Resolution.”

Article 10 of the certificate of incorporation of the Corporation, relating to the power of the Board of Directors to alter, repeal or adopt By-laws of the Corporation, is hereby amended to read as follows:

“10. The Board of Directors is authorized to alter, repeal or adopt By-Laws of the Corporation. Any By-Laws made by the directors under the powers conferred hereby may be altered, amended or repealed by the directors or by the shareholders. Notwithstanding the foregoing and anything contained in this certificate of incorporation to the contrary, ARTICLE I, Sections 2 and 11, ARTICLE II, Sections 2, 11, 12, and 15, and ARTICLE V of the By-Laws shall not be altered, amended or repealed and no provision inconsistent therewith shall be adopted without the affirmative vote of (i) the holders of at least 50% of the voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) a majority of such shares owned by persons not affiliated with an Interested Shareholder (as defined in Article 14 of this certificate of incorporation) provided that notice of such proposed alteration, amendment, repeal or adoption is included in the notice of any special meeting called for the taking of such action. Notwithstanding any other provisions of this certificate of incorporation or the By-Laws of the Corporation (and not withstanding the fact that the lesser percentage may be specified by law, this certificate of incorporation or By-Laws of the Corporation), the affirmative vote of (i) the holders of at least 80% of the voting power of the then outstanding shares or stock entitled to vote generally in the election of directors, voting together as a single class, and (ii) a majority of such shares beneficially owned by persons not affiliated with an Interested Shareholder (as defined in Article 14 of this certificate of incorporation), shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article 10.”

The following is hereby added to the certificate of incorporation as Article 12, relating to director’s liability:

“12. No director of the Corporation shall be liable to the Corporation or its shareholders for damages for any breach of duty in such capacity, provided that nothing contained in this Article shall eliminate or limit the liability of a director (i) if a judgment or other final adjudication adverse to him establishes that his acts or omissions were in bad faith or involved intentional misconduct or a knowing violation of law or that he personally gained in fact a financial profit or other advantage to which he was not legally entitled or that his acts violated Section 710 of the New York Business Corporation Law or (ii) for any act or omission prior to July 8, 1988.”

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The following is hereby added to the certificate of incorporation as Article 13, relating to classification of the Board of Directors:

“13. (a) The Directors of the Corporation, other than those who may be elected by the holders of any series of Preferred Stock under specified circumstances, shall be classified, with respect to the time for which they severally hold office, into three classes, as nearly equal in number as possible, as shall be provided in the manner specified in the By-Laws of the Corporation, one class to be originally elected for a term expiring at the annual meeting of shareholders to be held in 1989, another class to be originally elected for a term expiring at the annual meeting of shareholders to be held in 1990, and another class to be originally elected for a term expiring at the annual meeting of shareholders to be held in 1991, with each class to hold office until its successor is elected and qualified. At each annual meeting of the shareholders of the Corporation, the successors of the class of directors whose term expires at the meeting shall be elected to hold office for a term expiring at the annual meeting of shareholders held in the third year following the year of their election. Election of directors need not be by ballot unless the By-Laws of the Corporation so provide.

(b) Advance notice of shareholder nominations for the election of directors shall be given in the manner provided in the By-Laws of the Corporation.

(c) Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any director elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified. No decrease in the number of directors, constituting the Board of Directors shall shorten the term of any incumbent director.

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(d) Subject to the rights of the holders of any Series of Preferred Stock, any director may be removed from office only with cause and only by the affirmative vote of (1) the holders of at least 80% of the combined voting power of the then-outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class and (ii) a majority of such shares beneficially owned by persons not affiliated with an Interested Shareholder (as defined in Article 14 of this Certificate of Incorporation).

(e) Notwithstanding any other provisions of this certificate of incorporation or the By-Laws of the Corporation (and notwithstanding the fact that a lesser percentage may be specified by law, this certificate of incorporation or By-Laws of the Corporation), the affirmative vote of (i) the holders of at least 80% of the combined voting power of the then outstanding shares of stock entitled to vote generally in the election of directors, voting together as a single class, and (ii) a majority of such shares beneficially owned by persons not affiliated with an Interested Shareholder (as defined in Article 14 of this certificate of incorporation), shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article 13.”

The following is hereby added to the certificate of incorporation as Article 14, relating to business combinations:

“14. (1) In addition to any affirmative vote required by law or this certificate of incorporation, and except as otherwise expressly provided in Section (2) of this Article 14, a Business Combination (as hereinafter defined) shall require the affirmative vote of (i) the holders of at least 80% of the voting power of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors (the “Voting Stock”), voting together as a single class, and (ii) a majority of such shares beneficially owned by persons not affiliated with the Interested Shareholder (as hereinafter defined). Such affirmative vote shall be required notwithstanding the fact that no vote may be required or that a lesser percentage may be specified, by law or in any agreement with any national securities exchange or otherwise.

(2) The provisions of Section (1) of this Article 14 shall not be applicable to any particular Business Combination, and such Business Combination shall require only such affirmative vote as is required by law and any other provisions of this certificate of incorporation, if all of the conditions specified in either of the following paragraphs A and B are met or, in the case of a Business Combination not involving the payment of consideration to the holders of outstanding Voting Stock, if the condition specified in the following paragraph A is met:

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(A)	The Business Combination shall have been approved by a majority of the Continuing Directors (as hereinafter defined).

(B)	All of the following conditions shall have been met:

(i) The aggregate amount of the cash and the Fair Market Value (as hereinafter defined) as of the date of the consummation of the Business Combination (the “Consummation Date”) of consideration other than cash to be received per share by holders of common stock of the Corporation in such Business Combination shall be at least equal to the higher of the following:

(a) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Interested Shareholder for any shares of common stock of the Corporation acquired by it (1) within the two-year period immediately prior to the first public announcement of the proposal of the Business Combination (the “Announcement Date”) or (2) in the transaction in which it became an Interested Shareholder, whichever is higher; or

(b) the Fair Market Value per share of common stock of the Corporation on the Announcement Date or on the date on which the Interested Shareholder became an Interested Shareholder (such later date is referred to in this Article 14 as the “Determination Date”), whichever is higher.

(ii) The aggregate amount of the cash and the Fair Market Value as of the Consummation Date of consideration other than cash to be received per share by holders of shares of any other class of outstanding Voting Stock shall be at least equal to the highest of the following (it being intended that the requirements of this paragraph (B) (ii) shall be required to be met with respect to every class of outstanding Voting Stock, whether or not the Interested Shareholder has previously acquired any shares of a particular class of Voting Stock);

(a) (if applicable) the highest per share price (including any brokerage commissions, transfer taxes and soliciting dealers’ fees) paid by the Interested Shareholder for any shares of such class of Voting Stock acquired by it (1) within the two-year period immediately prior to the Announcement Date or (2) in the transaction in which it became an Interested Shareholder, whichever is higher;

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(b) (if applicable) the highest preferential amount per share to which the holders of shares of such class of Voting Stock are entitled in the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation; and

(c) the Fair Market Value per share of such class of Voting Stock on the Announcement Date or on the Determination Date, whichever is higher.

(iii) The consideration to be received by holders of a particular class of outstanding Voting Stock shall be in cash or in the same form as the Interested Shareholder has previously paid for shares of such class of Voting Stock. If the Interested Shareholder has paid for shares of any class of Voting Stock with varying forms of consideration, the form of consideration for such class of Voting Stock shall be either cash or the form used to acquire the largest number of shares of such class of Voting Stock previously acquired by it.

(iv) After the Determination Date and prior to the consummation of such Business Combination; (a) except as approved by a majority of the Continuing Directors, there shall have been no failure to declare and pay at the regular date therefor any full quarterly dividends (whether or not cumulative) payable in accordance with the terms of any outstanding Voting Stock; (b) there shall have been (1) no reduction in the annual rate of dividends paid on the common stock of the Corporation (except as necessary to any subdivision of the common stock), except as approved by a majority of the Continuing Directors, and (2) an increase in such annual rate of dividends as necessary to reflect any reclassification (including any reverse stock split), recapitalization, reorganization or any similar transaction which has the effect of reducing the number of outstanding shares of common stock of the Corporation, unless the failure so to increase such annual rate is approved by a majority of the Continuing Directors; and (c) such Interested Shareholder shall have not become the beneficial owner of any additional shares of Voting Stock except as part of the transaction which results in such Interested Shareholder becoming an Interested Shareholder.

(v) After the Determination Date, such Interested Shareholder shall not have received the benefit, directly or indirectly (except proportionately as a shareholder), of any loans, advances, guarantees, pledges or other financial assistance or any tax credits or other tax advantages provided by the Corporation, whether in anticipation of or in connection with such Business Combination or otherwise.

(vi) A proxy or information statement describing the proposed Business Combination and complying with the requirements of the Securities Exchange Act of 1934 and the rules and regulations thereunder (or any subsequent provisions replacing such Act, rules or regulations) shall be mailed to all shareholders of the Corporation at least 30 days prior to the documentation of such Business Combination (whether or not such proxy or information statement is required to be mailed pursuant to such Act or subsequent provisions).

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(vii) Such Interested Shareholder shall not have made any major changes in the Corporation’s business or equity capital structure without the approval of a majority of the Continuing Directors.

(3)          For purposes of this Article 14;

(A) The term “Business Combination” shall mean any of the transactions or series of transactions which is referred to in any one or more of the clauses (i) through (v) below.

(i) any merger or consolidation of the Corporation or any Subsidiary (as hereinafter defined) with (a) any Interested Shareholder or (b) any other Corporation (whether or not itself an Interested Shareholder) which is, or after such merger or consolidation would be, an Affiliate (as hereinafter defined) of an Interested Shareholder; or

(ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition (in one transaction or a series of transactions) to or with any Interested Shareholder or any Affiliate of any Interested Shareholder of any assets of the Corporation or any Subsidiary having an aggregate Fair Market Value of $1,000,000 or more; or

(iii) the issuance or transfer by the Corporation or any Subsidiary (in one transaction or a series of transactions) of any securities of the Corporation or any Subsidiary to any Interested Shareholder or any Affiliate of any Interested Shareholder in exchange for cash, securities or other property (or a combination thereof) having an aggregate Fair Market Value of $1,000,000 or more; or

(iv) the adoption of any plan or proposal for the liquidation or dissolution of the Corporation proposed by or on behalf of an Interested Shareholder or any Affiliate of any Interested Shareholder; or

(v) any reclassification of securities (including any reverse stock split), or recapitalization of the Corporation, or any merger or consolidation of the Corporation with any of its Subsidiaries or any other transaction (whether or not with or into or otherwise involving an Interested Shareholder) which has the effect, directly or indirectly, of increasing the proportionate share of the outstanding shares of any class of equity or convertible securities of the Corporation or any Subsidiary which is directly or indirectly owned by any Interested Shareholder or any Affiliate of any Interested Shareholder.

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(B) A “person” shall mean any individual, firm, corporation or other entity.

(C) “Interested Shareholder” shall mean any person (other than the Corporation or any Subsidiary and other than any profit-sharing, employee stock ownership or other employee benefit plan of the Corporation or any Subsidiary or any trustee of or fiduciary with respect to any such plan when acting in such capacity) who or which:

(i) is the beneficial owner, directly or indirectly, of more than 9% of the voting power of the outstanding Voting Stock;

(ii) is an Affiliate or Associate (as hereinafter defined) of the Corporation and at any time within the two-year period immediately prior to the date in question was the beneficial owner, directly or indirectly, of 9% or more of the voting power of the then outstanding Voting Stock; or

(iii) is an assignee of or has otherwise succeeded to any shares of Voting Stock which were at any time within the two-year period immediately prior to the date in question beneficially owned by any Interested Shareholder, if such assignment or succession shall have occurred in the course of a transaction or series of transactions not involving a public offering within the meaning of the Securities Act of 1933;

provided, however, that the term “Interested Shareholder” shall not include any person who, but for this proviso, would be an Interested Shareholder on June 1, 1988.

(D) A person shall be a “beneficial owner” of any share of Voting Stock:

(i) which such person or any of its Affiliates or Associates beneficially owns, directly or indirectly;

(ii) which such person or any of its Affiliates or Associates has (a) the right to acquire (whether such right is exercisable immediately or only after the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of conversion rights, exchange rights, warrants or options, or otherwise, or (b) the right to vote pursuant to any agreement, arrangement or understanding; or

(iii) which are beneficially owned, directly or indirectly, by any other person with which such person or any of its Affiliates or Associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares of Voting Stock.

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(E) For the purposes of determining whether a person is an Interested Shareholder pursuant to paragraph (C) of this Section (3), the number of shares of Voting Stock deemed to be outstanding shall include shares deemed owned through application of paragraph (D) of this Section (3) but shall not include any other shares of Voting Stock which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(F) “Affiliate” or “Associate” shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as in effect on December 10, 1987.

(G) “Subsidiary” means any Corporation of which a majority of any class of equity security is owned, directly or indirectly, by the Corporation; PROVIDED, HOWEVER, that for the purposes of the definition of Interested Shareholder set forth in paragraph (C) of this Section (3), the term “Subsidiary” shall mean only a Corporation of which a majority of each class of equity security is owned, directly or indirectly, by the Corporation.

(H) “Continuing Director” means any member of the Board of Directors of the Corporation (the “Board”), while such person is a member of the Board, who is unaffiliated with the Interested Shareholder and was a member of the Board prior to the time that the Interested Shareholder, and any successor of a Continuing Director who is unaffiliated with the Interested Shareholder and is recommended to succeed a Continuing Director by a majority of Continuing Directors then on the Board.

(I) “Fair Market Value” means (i) in the case of stock, the highest closing sale price during the 30-day period immediately preceding the date in question of a share of such stock on the Composite Tape for New York Stock Exchange-listed Stocks, or, if such stock is not quoted on the Composite Tape, on the New York Stock Exchange, or, if such stock is not listed on such Exchange, on the principal United States securities exchange registered under the Securities Exchange Act of 1934 on which such stock is listed, or, if such stock is not listed on any such exchange, the highest closing sales price or bid quotation with respect to a share of such stock during the 30-day period preceding the date in question on the National Association of Securities Dealers, Inc. Automated Quotations System or any system then in use, or if no such quotations are available, the fair market value on the date in question of a share of such stock as determined in good faith by a majority of the Disinterested Directors; and (ii) in the case of property other than cash or stock, the fair market value of such property on the date in question as determined in good faith by a majority of the Continuing Directors;

(J) In the event of any Business Combination in which the Corporation survives, the phrase “Consideration other than cash to be received” as used in paragraph B(i) and (ii) of Section (2) of this Article 14 shall includes the shares of common stock of the Corporation and/or the shares of any other class of outstanding Voting Stock retained by the holders of such shares.

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(4) A majority of the Continuing Directors of the Corporation shall have the power and duty to determine for the purposes of this Article 14 on the basis of information known to them after reasonable inquiry, (A) whether a person is an Interested Shareholder, (B) the number of shares of Voting Stock beneficially owned by any person, (c) whether a person is an Affiliate or Associate of another, (D) whether a transaction or a series of transactions constitutes a Business Combination, and (E) whether the assets which are the subject of any Business Combination have, or the consideration to be received for the issuance or transfer of securities by the Corporation or any Subsidiary in any Business Combination has, an aggregate Fair Market Value of $1,000,000 or more. Any such determination made in good faith shall be binding and conclusive on all parties.

(5) Nothing contained in this Article 14 shall be construed to relieve any Interested Shareholder from any fiduciary obligation imposed by law.

(6) The fact that any provision complies with paragraph (B) of Section (2) of this Article 14 shall not be construed to impose any fiduciary duty obligation or responsibility on the Board, or any member thereof, to approve such Business Combination or recommend its adoption or approval to the shareholders of the Corporation nor shall such compliance limit, prohibit or otherwise restrict in any manner the Board, or any member thereof, with respect to evaluations of or actions and responses taken with respect to such Business Combination.

(7) Notwithstanding any other provisions of this certificate of incorporation or the By-Laws of the Corporation (and notwithstanding the fact that a lesser percentage may be specified by law, this certificate of incorporation or by By-Laws of the Corporation), the affirmative vote of (a) the holders of 80% or more of the voting power of the then outstanding Voting Stock, voting together as a single class, and (b) a majority of such shares beneficially owned by persons not affiliated with the Interested Shareholder, shall be required to alter, amend or repeal, or adopt any provisions inconsistent with, this Article 14, provided, however, that this Section (7) shall not apply to any alteration, amendment, repeal or adoption unanimously recommended by the Board if all such directors are persons who would be eligible to serve as Continuing Directors within the meaning of Section (3), paragraph H of this Article 14.”

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FOURTH: The foregoing amendments of the certificate of incorporation of the Corporation were authorized by the vote at a meeting of the Board of Directors of the Corporation, followed by the vote of the holders of at least a majority of all of the outstanding shares of the Corporation entitled to vote on the said amendments of the certificate of incorporation.

IN WITNESS WHEREOF, we have subscribed this document on the date set forth below and do hereby affirm, under the penalties of perjury, that the statements contained therein have been examined by us and are true and correct.

Date: July 21, 1988

/s/
Dr. Elazar Rabbani, President

/s/
Barry W. Weiner, Secretary
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